File No. 70-9787

                       SECURITIES AND EXCHANGE COMMISSION

                           CERTIFICATE OF NOTIFICATION

                                    (Rule 24)

                                       By

                               EMERA INCORPORATED



     In accordance with the order of the Securities and Exchange Commission dated October 1, 2001, Holding Co. Act Release No. 27445 (the "Order"), Emera Inc. ("Emera") hereby submits its report for the period June 30, 2002 to December 31, 2002 (the "reporting period"). The following is a listing of the applicable reporting requirements contained in the Order together with the response thereto. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meaning set forth in the Order.

     In this report a currency conversion ratio of CDN $1.5796 : US $1.00 has been used unless otherwise noted. The exchange rate is provided solely for convenience and should not be taken to mean that the Canadian dollar amounts have been, could have been, or could be converted to US dollars at the rate indicated or at any other rate.

REPORTING REQUIREMENT NO. 1: For any sales of common stock by Emera during the reporting period, the purchase price per share at the date of the agreement of sale.

RESPONSE: On December 3, 2002, Emera issued an additional 9,500,000 common shares. The purchase price was $16.40 per share.

REPORTING REQUIREMENT NO. 2: The total number of shares of Emera common stock issued or issuable pursuant to options granted during the reporting period under employee benefit plans and dividend reinvestment plans, including any employee benefit plans or dividend reinvestment plans hereafter adopted.

RESPONSE: Emera has several share-based employee benefit plans, the Stock Option Plan, Employee Share Purchase Plan and the Dividend Reinvestment Plan. During the reporting period Emera issued 147,873.6327 shares under these plans.

There were 89,000 options granted during the reporting period.

REPORTING REQUIREMENT NO. 3: If Emera common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

RESPONSE: Not applicable.

REPORTING REQUIREMENT NO. 4: If a guarantee is issued during the reporting period, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee.

RESPONSE: Guarantees issued and outstanding from June 30, 2002 - December 31, 2002 are set forth below.

---------------- ----------------- --------------------- --------------------- ----------------------------- -----------------------
   Guarantor        Subsidiary        Beneficiary of          Amount of           Other Terms of Guarantee     Purpose of Guarantee
                                        Guarantee             Guarantee
                                                              $CDN/$US
---------------- ----------------- --------------------- --------------------- ----------------------------- -----------------------
Emera Inc.       Emera Energy      Canadian Imperial     Unlimited by its      Dated July 12, 2002.          Counterparty credit
                 Inc. and Emera    Bank of Commerce      terms -$10,000,000                                  support for trading
                 Energy Services   ("CIBC")              (U.S.) estimated      Right of subrogation          purposes.
                 Inc.                                    potential exposure.   deferred until Beneficiary
                                                                               paid.

                                                                               Guarantee terminable on
                                                                               14 days notice by
                                                                               Guarantor.
---------------- ----------------- --------------------- --------------------- ----------------------------- -----------------------
Emera Inc.       Emera Energy      Maritimes and         $2,500,000 (Cdn.)     Amended and Effective as of   Amendment to increase
                 Inc.              Northeast Pipeline,                         August 8, 2002.               amount of Guarantee,
[Amendment]                        Limited Partnership   [Increased by                                       add subsidiaries and
                 [Emera Energy                           amendment from $1     Additional subsidiaries       broaden transactions
                 Services Inc.                           million]              added by amendment - Emera    covered.
                 and Emera                                                     Energy Services Inc. and
                 Offshore Inc.]                                                Emera Offshore Inc.           Guarantees
                                                                                                             obligations of
                                                                               Guarantee broadened to        subsidiaries pursuant
                                                                               cover liabilities of          to gas transportation
                                                                               subsidiaries in respect to    agreements which may
                                                                               existing and ongoing          be entered pursuant
                                                                               agreements.                   to Maritimes &
                                                                                                             Northeast's NEB Gas
                                                                                                             Transportation Tariff.
---------------- ----------------- --------------------- --------------------- ----------------------------- -----------------------
Emera Inc.       Emera Energy      Man Financial Inc.    Unlimited -           Dated August 19, 2002.        To guarantee
                 Services Inc.                           estimated potential                                 obligations created
                                                         exposure $1,500,000   Right of subrogation          by subsidiary
                                                         (U.S.)                deferred until Beneficiary    pursuant to a
                                                                               paid.                         brokerage account.
---------------- ----------------- --------------------- --------------------- ----------------------------- -----------------------


                                        3

---------------- ----------------- --------------------- --------------------- ----------------------------- -----------------------
Emera Inc.       Emera Energy      New England Power     $2,500,000 (U.S.)     Dated August 23, 2002.        To entitle subsidiary
                 Services Inc.     Pool Participants                                                         to trade power on
                                                                               Debts of subsidiary to        open account under
                                   ISO New England,                            Guarantor subordinated to     the Restated NEPOOL
                                   Inc.                                        Beneficiary.                  Agreement, Restated
                                                                                                             NEPOOL Open Access
                                                                               Guarantee terminable on 30    Transmission Tariff
                                                                               days notice by Guarantor.     and the Systems
                                                                                                             Operator's tariffs.
---------------- ----------------- --------------------- --------------------- ----------------------------- -----------------------
Emera Inc.       Emera Energy      J. Aron and Company   Unlimited by its      Dated August 29, 2002.        Counterparty credit
                 Inc.                                    terms -$10,000,000                                  support for trading
                                                         (U.S.) estimated      Right of subrogation          purposes.
                 Emera Energy                            potential exposure    deferred until Beneficiary
                 Services Inc.                                                 paid.

                                                                               Guarantee terminable on 21
                                                                               days notice by Guarantor.
---------------- ----------------- --------------------- --------------------- ----------------------------- -----------------------
Emera Inc.       Emera Energy      Algonquin Gas         $1,000,000 (U.S.)     Dated August 29, 2002.        Guarantee of
                 Inc.              Transmission                                                              subsidiaries' payment
                                   Company, East                               This Guarantee may be         obligations relating
                 Emera Energy      Tennessee Natural                           terminated by providing 14    to existing or future
                 Services Inc.     Gas Company, Egan                           days prior written notice.    Point-to-Point gas
                                   Hub Partners, L.P.,                                                       transportation
                                   Moss Bluff Hub                                                            agreements entered
                                   Partners, L.P., and                                                       into pursuant to the
                                   Texas Eastern                                                             Duke Transmission
                                   Transmission, L.P.                                                        Companies' FERC Gas
                                   (referred to as                                                           Transportation Tariff.
                                   "the Duke
                                   Transmission
                                   Companies")
---------------- ----------------- --------------------- --------------------- ----------------------------- -----------------------
Emera Inc.       Emera Energy      Independent           $2,157,557 (Cdn.)     Dated September 5, 2002.      Guarantee relates to
                 Inc.              Electricity Market                                                        Emera Energy becoming
                                   Operator ("IMO")                            Guarantee of Emera Energy's   a participant in
                                                                               payment obligations and       Ontario's electricity
                                                                               other liabilities owed to     market pursuant to
                                                                               the IMO.                      the Market Rules for
                                                                                                             the Ontario
                                                                               Emera may terminate the       Electricity Market.
                                                                               Guarantee by providing
                                                                               90 days prior
                                                                               written notice.
---------------- ----------------- --------------------- --------------------- ----------------------------- -----------------------


                                        4

---------------- ----------------- --------------------- --------------------- ----------------------------- -----------------------
Emera Inc.       Emera Energy      New Brunswick Power   $10,000,000 (U.S.)    Dated September 5, 2002.      Counterparty credit
                 Inc.              Corporation                                                               support for trading
                                                                               Right of subrogation          purposes.
                 Emera Energy                                                  deferred until Beneficiary
                 Services Inc.                                                 paid.

                                                                               Emera may terminate this
                                                                               Guarantee upon the provision
                                                                               of 30 days prior written
                                                                               notice.
---------------- ----------------- --------------------- --------------------- ----------------------------- -----------------------
Emera Inc.       Emera Energy      Iroquois Gas          $1,052,859 (U.S.)     Dated September 19, 2002.     Guarantee of
                 Inc.              Transmission                                                              subsidiaries payment
                                   System, L.P.                                This Guarantee may be         obligations arising
                 Emera Energy                                                  terminated by providing 14    from current or
                 Services Inc.                                                 days prior written notice.    future Point-to-Point
                                                                                                             gas transportation
                                                                                                             agreements entered
                                                                                                             pursuant to Iroquois'
                                                                                                             FERC Transmission
                                                                                                             Tariff.
---------------- ----------------- --------------------- --------------------- ----------------------------- -----------------------
Emera Inc.       Emera Energy      BP Products North     $500,000 (U.S.)       Dated November 6, 2002.       Counterparty credit
                 Inc.              America Inc.                                                              support for trading
                                                                               Emera may terminate the       purposes.
                 Emera Energy                                                  Guarantee by providing 14
                 Services Inc.                                                 days prior written notice.
---------------- ----------------- --------------------- --------------------- ----------------------------- -----------------------
Emera Inc.       Emera Energy      Entergy - Koch        $5,000,000 (U.S.)     Dated November 7, 2002.       Counterparty credit
                 Inc.              Trading, LP                                                               support for trading
                                                                               Emera may terminate the       purposes.
                 Emera Energy                                                  Guarantee by providing 14
                 Services Inc.                                                 days prior written notice.
---------------- ----------------- --------------------- --------------------- ----------------------------- -----------------------
Emera Inc.       Emera Energy      Coral Energy          $10,000,000 (U.S.)    Dated November 19, 2002.      Counterparty credit
                 Inc.              Holdings, L.P.                                                            support for trading
                                                                               Emera may terminate the       purposes.
                 Emera Energy      Coral Energy                                Guarantee by providing 14
                 Services Inc.     Resources, L.P.                             days prior written notice.

                                   Coral Energy
                                   Canada, Inc.

                                   Coral Canada U.S.
                                   Inc.
---------------- ----------------- --------------------- --------------------- ----------------------------- -----------------------
Emera Inc.       Emera Energy      Sempra Energy         $10,000,000 (U.S.)    Dated November 20, 2002.      Counterparty credit
                 Inc.              Trading Corporation                                                       support for trading
                                                                               Emera may terminate the       purposes.
                 Emera Energy                                                  Guarantee by providing 14
                 Services Inc.                                                 days prior written notice.
---------------- ----------------- --------------------- --------------------- ----------------------------- -----------------------


                                        5

---------------- ----------------- --------------------- --------------------- ----------------------------- -----------------------
Emera Inc.       Emera Energy      Sprague Energy        $1,000,000 (U.S.)     Dated November 20, 2002.      Counterparty credit
                 Inc.              Corporation                                                               support for trading
                                                                               Guarantee may be terminated   purposes.
                 Emera Energy                                                  upon the provision of 14
                 Services Inc.                                                 days prior written notice.
---------------- ----------------- --------------------- --------------------- ----------------------------- -----------------------
Emera Inc.       Emera Energy      Tennessee Gas         $2,000,000 (U.S.)     Dated December 23, 2002.      Counterparty credit
                 Inc.              Pipeline Company                                                          support for trading
                                                                               Guarantee may be terminated   purposes.
                 Emera Energy                                                  upon the provision of 14
                 Services Inc.                                                 days prior written notice.
---------------- ----------------- --------------------- --------------------- ----------------------------- -----------------------

REPORTING REQUIREMENT NO. 5: The amount and terms of any financings consummated by any Subsidiary Utility company that are not exempt under rule 52. In addition, Emera will report to the Commission the lender, principal amount, term and interest rate applicable to any loans between an associate company and BHE. The report will also explain how the interest rate was determined, including the benchmarking method that was used to establish the interest rate charged to BHE in connection with the loan.

RESPONSE: BHE had borrowing activities during the reporting period under its revolving and unsecured lines of credit as described in the table below.

  Date          Bank      Transaction     Amount $ (U.S.)     Rate     Maturity
07/01/02       Fleet         Borrow          2,000,000      4.75000%
07/01/02       Fleet         Borrow          1,000,000      4.75000%
07/09/02       Fleet       Repayment       (4,000,000)
07/31/02       Fleet       Repayment      (25,000,000)
07/31/02       Fleet         Borrow         15,000,000      2.56000%   08/30/02
07/31/02       Fleet         Borrow         10,000,000      2.56000%   09/30/02
07/31/02       Fleet         Borrow         10,000,000      2.56000%   10/31/02
07/31/02       Fleet         Borrow         10,000,000      2.58000%   01/31/03
08/01/02       Fleet         Borrow          6,500,000      4.75000%
08/07/02       Fleet         Repay         (1,000,000)
08/08/02       Fleet         Repay         (3,000,000)
08/09/02       Fleet         Repay         (1,000,000)
08/13/02       Fleet         Repay         (1,500,000)
08/20/02       Fleet         Borrow          1,000,000      4.75000%
08/29/02       Fleet         Repay         (1,000,000)
08/30/02       Fleet         Repay        (15,000,000)
08/30/02       Fleet         Borrow          5,000,000      2.57000%   09/30/02
08/30/02       Fleet         Borrow         10,000,000      2.56500%   02/28/03
09/03/02       Fleet         Borrow            500,000      4.75000%
09/03/02       Fleet         Borrow            500,000      4.75000%
09/09/02       Fleet         Repay         (1,000,000)
09/30/02       Fleet         Repay        (10,000,000)
09/30/02       Fleet         Repay         (5,000,000)
09/30/02       Fleet         Borrow          4,000,000      2.51625%   06/30/03
09/30/02       Fleet         Borrow          4,000,000      2.58000%   09/30/03
09/30/02       Fleet         Borrow            500,000      4.75000%

10/01/02       Fleet         Borrow          3,000,000      4.75000%
10/04/02       Fleet         Repay         (1,000,000)
10/07/02       Fleet         Repay         (1,500,000)
10/08/02       Fleet         Repay         (1,000,000)
10/31/02       Fleet         Repay        (10,000,000)
10/31/02       Fleet         Borrow          4,000,000      2.54000%   11/27/02
10/31/02       Fleet         Borrow          4,000,000      2.52000%   12/31/02
11/01/02       Fleet         Borrow          1,000,000      4.75000%
11/13/02       Fleet         Repay         (1,000,000)
11/27/02       Fleet         Repay         (4,000,000)
11/27/02       Fleet         Borrow          3,000,000      2.13000%   12/31/02
12/20/02       Fleet         Repay        (10,000,000)
12/20/02       Fleet         Repay        (10,000,000)
12/20/02       Fleet         Borrow          1,000,000       4.2500%
12/30/02       Fleet         Repay         (1,000,000)
12/31/02       Fleet         Repay         (4,000,000)
12/31/02       Fleet         Repay         (3,000,000)
12/31/02       Fleet         Borrow          3,000,000      2.16750%   01/31/03
12/31/02       Fleet         Borrow          3,000,000      2.15000%   03/31/03
12/31/02       Fleet         Borrow          2,000,000      2.23000%   12/31/03


REPORTING REQUIREMENT NO. 6: A listing of any securities issued by the Intermediate Holding Companies during the reporting period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified.

RESPONSE: See Response 9 below for the terms of an intercompany note issued by Emera US Holdings, Inc. to Emera. BHE Holdings, Inc. did not issue any securities during the reporting period.

REPORTING REQUIREMENT NO. 7: The amount and terms of any short-term debt issued by BHE and its subsidiaries.

RESPONSE: The amount and terms of short-term debt issued by BHE is stated in response to Reporting Requirement 5. No BHE group company other than BHE issued short-term debt during the reporting period.

REPORTING REQUIREMENT NO. 8: Emera's aggregate investment, as defined in rule 53, in EWGs and FUCOs as of the end of the reporting period stated in dollars and as a percentage of Emera's consolidated retained earnings, and a description of EWG and FUCO investments made during the reporting period.

RESPONSE:

a. Emera's aggregate investment in Nova Scotia Power Inc. ("NSPI"), its FUCO subsidiary, as defined in rule 53 was CDN $1,053.6 million, US $667.8 million, as of the end of the reporting period.*

b.   Emera has no EWG investments.

c. Emera's aggregate investment in EWGs and FUCOs as of the end of the reporting period represents 318.5% of its consolidated retained earnings of CDN $328.9 million, US $209.7 million, as of December 31, 2002.

d. As last reported to the Commission, Emera's aggregate investment in NSPI was US $613.3 million. The principal reason for the difference between that amount and the aggregate investment of US $667.8 million reported as of the end of the reporting period is Emera's acquisition of US $47.5 million of additional NSPI equity during the reporting period. Additionally, the weakening US dollar added to the increase.

*Emera has been translated as a self-sustaining foreign operation.

REPORTING REQUIREMENT NO. 9: The amount and terms of any nonexempt financing consummated by a Nonutility Subsidiary during the reporting period.

RESPONSE:

--------------- -------------- ---------------- ------------------------- ---------- ----------- --------------------------------
Acquiring       Issuing        Security Type    Principal Amount          Interest   Term        Aggregate Proceeds
Company         Company                                                   Rate (%)
--------------- -------------- ---------------- ------------- ----------- ---------- ----------- ---------------- ---------------
                                                $ CDN         $ US                               $ CDN            $ US
--------------- -------------- ---------------- ------------- ----------- ---------- ----------- ---------------- ---------------
Emera           Scotia Power   Intercompany                    5,302,283    2.97%    2 years                        5,302,282.50
                US             Note
--------------- -------------- ---------------- ------------- ----------- ---------- ----------- ---------------- ---------------
Emera           NSP Pipeline   Intercompany      (1,019,145)                5.50%     2 Years     (1,019,145.00)
                               Note
--------------- -------------- ---------------- ------------- ----------- ---------- ----------- ---------------- ---------------
                               Intercompany
Emera           Emera Fuels    Note                (438,360)                 na       ---         (1,457,505.00)             ---
--------------- -------------- ---------------- ------------- ----------- ---------- ----------- ---------------- ---------------
                               Intercompany
Emera           Strait Energy  Note                   34,818                 na       ---         (1,422,687.00)             ---
--------------- -------------- ---------------- ------------- ----------- ---------- ----------- ---------------- ---------------
                Emera          Intercompany                                           9 Yrs
Emera           Offshore Inc.  Note                6,232,259                5.50%    11 mths        4,809,572.00
--------------- -------------- ---------------- ------------- ----------- ---------- ----------- ---------------- ---------------
                               Intercompany
Emera           Emera Energy   Note                9,008,724                7.70%     5 Years      13,818,296.00
--------------- -------------- ---------------- ------------- ----------- ---------- ----------- ---------------- ---------------
                                                                                     To Be
                                                                                     Paid Down
                Emera US       Intercompany                                          April
Emera           Holdings       Note                   53,785                5.00%    2003          13,872,081.00
--------------- -------------- ---------------- ------------- ----------- ---------- ----------- ---------------- ---------------
Emera           Emera Energy   Intercompany                      500,000    7.70%     5 Years                       5,802,282.50
                US Sub #2      Note
--------------- -------------- ---------------- ------------- ----------- ---------- ----------- ---------------- ---------------
Emera           Emera Energy   Intercompany                       57,700    2.99%     5 Years                       5,859,982.50
                US Sub #2      Note
--------------- -------------- ---------------- ------------- ----------- ---------- ----------- ---------------- ---------------

REPORTING REQUIREMENT NO. 10: A list of U-6B-2 forms filed with the Commission during the reporting period, including the name of the filing entity and the date of filing.

RESPONSE:  None.

REPORTING REQUIREMENT NO. 11: Consolidated balance sheets as of the end of the reporting period and separate balance sheets as of the end of the reporting period for each company, including Emera, that has engaged in jurisdictional financial transactions during the reporting period.

RESPONSE: See Exhibit A for the financial statements of Emera. The financial statements of BHE and the issuing companies identified in Item 9, above will be filed by amendment.

REPORTING REQUIREMENT NO. 12: A table showing, as of the end of the reporting period, the dollar and percentage components of the capital structure of Emera on a consolidated basis, and each public-utility subsidiary.

RESPONSE:

As at December 31, 2002

       Company            Type of capital      CDN $ (millions)     US $ (millions)       Percentage of
                                                                                              total
                                                                                          capitalization
----------------------------------------------------------------------------------------------------------
Emera                   Common stock*          1,332.0              842.5                 37.6%
(consolidated)          Non-controlling        267.5                169.6                 7.6%
                        interest****
                        Long-term debt**       1,621.7              1,028.0               45.9%
                        Short-term debt***     315.3                199.9                 8.9%
----------------------------------------------------------------------------------------------------------
                        Total                  3,536.5              2,240.0               100.0%
----------------------------------------------------------------------------------------------------------

BHE                     Common stock*          325.1                206.3                 54.4%
                        Preferred stock        7.5                  4.7                   1.2%
                        Long-term debt**       240.1                152.2                 40.1%
                        Short-term debt***     25.2                 16.0                  4.3%
----------------------------------------------------------------------------------------------------------
                        Total                  597.9                379.2                 100.0%
----------------------------------------------------------------------------------------------------------

MEPCO                   Common stock*          18.0                 11.4                  100.0%
                        Preferred stock
                        Long-term debt**
                        Short-term debt***
----------------------------------------------------------------------------------------------------------
                        Total                  18.0                 11.4                  100.0%
----------------------------------------------------------------------------------------------------------

Chester SVC             Common stock*
Partnership
                        Preferred stock
                        Long-term debt**       33.3                 21.1                  100.0%
                        Short-term debt***
----------------------------------------------------------------------------------------------------------
                        Total                  33.3                 21.1                  100.0%
----------------------------------------------------------------------------------------------------------

Emera has been translated as a self-sustaining foreign operation.

* Common stock includes all line items in shareholder's equity (common shares, retained earnings, contributed surplus, and foreign exchange translation adjustment).

** Long-term debt includes both the long-term and short-term portions.

*** Short-term debt includes bank indebtedness and short-term notes payable.

**** Non-controlling interest includes the preferred stock of Nova Scotia Power Inc. and Bangor Hydro-Electric Company.

REPORTING REQUIREMENT NO. 13: A retained earnings analysis of Emera on a consolidated basis and for each public-utility subsidiary detailing gross earnings, goodwill amortization, dividends paid out of capital surplus, and the resulting capital account balances at the end of the reporting period.

RESPONSE:

For the period July 1 to December 31, 2002

----------------------------------------------------------------------------------------------------------------------------
                     Emera                    BHE                     MEPCO                    Chester SVC    Partnership
                     CDN $        US $        CDN $       US $        CDN $        US $        CDN $           US $
                     (millions)   (millions)  (millions)  (millions)  (millions)   (millions)  (millions)      (millions)
----------------------------------------------------------------------------------------------------------------------------
Retained Earnings    336.8        214.8       7.3         4.6         3.5          2.2         -               -
- Beginning of
Period
Net Income           40.3         25.7        11.7        7.7         0.5          0.3         -               -
-------------------- ------------ ----------- ----------- ----------- ------------ ----------- --------------- -------------
Gross Retained       377.1        240.5       19.0        12.3        4.0          2.5         -               -
Earnings
Dividends Paid on    6.0          3.9         0.2         0.2         -            -           -               -
Preferred Stock
Dividends Paid on    42.2         26.9        9.4         6.0         -            -           -               -
Common Stock
Repurchase of        -            -           -           -           -            -           -               -
Common Stock
-------------------- ------------ ----------- ----------- ----------- ------------ ----------- --------------- -------------
Retained Earnings
- End of Period      328.9        209.7       9.4         6.1         4.0          2.5         -               -
-------------------- ------------ ----------- ----------- ----------- ------------ ----------- --------------- -------------
Common Stock         1,000.2      638.7       57.7        36.8        1.4          0.9         -               -
Premium on Common    -            -           -           -           -            -           -               -
Stock
Other Paid-In        -            -           259.2       165.4       12.5         8.0         -               -
Capital
Unappropriated       328.9        209.7       9.4         6.1         4.0          2.5         -               -
Retained Earnings
Treasury Stock, At   -            -           -           -           -            -           -               -
Cost
Other
Comprehensive
Income               -            -           (3.2)       (2.0)       -            -           -               -
Translation
Adjustment           2.9          (5.9)       2.0         -           0.1          -           -               -
-------------------- ------------ ----------- ----------- ----------- ------------ ----------- --------------- -------------
Total Common Equity  1,332.0      842.5       325.1       206.3       18.0         11.4        -               -
-------------------- ------------ ----------- ----------- ----------- ------------ ----------- --------------- -------------

Emera has been translated as a self-sustaining foreign operation. Opening equity is as of June 30, 2002. Net income and dividends are translated at the average exchange rates for the period.

REPORTING REQUIREMENT NO. 14: For any of BHE's borrowings from NSPI, a listing of at least a minimum of three other sources of funds and their rates and terms; in addition, a cost benefit rational as to why NSPI's funds were a better source of funds than the other sources.

RESPONSE: There were no BHE borrowings from NSPI during the reporting period.

REPORTING REQUIREMENT NO. 15: The information required by Form U-9C-3 with respect to companies acquired under the authorization discussed in section II, B, supra [referring to the authorization to acquire certain energy-related companies].

RESPONSE: Emera did not acquire interests in any companies under the authorization discussed in section II, B, of the Order during the reporting period.

                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification in SEC File No. 70-9787 to be signed on its behalf by the undersigned thereunto duly authorized.

                                         Emera Incorporated

Date:February 28, 2003                   By:/s/ Richard J. Smith
     -----------------                      --------------------
                                         Richard J. Smith
                                         Corporate Secretary and General Counsel

                                  EXHIBIT INDEX



     Exhibit                       Description

        A Emera Inc. Consolidated Financial Statements for the year ended December 31, 2002.

        B           Statement Reconciling Emera's Canadian
                    GAAP Financial Statements as of and for
                    the year ended December 31, 2002 to U.S.
                    GAAP (to be filed by amendment).

        C Audited Consolidated Financial Statements of Bangor Hydro-Electric Company as of and for the year ended December 31, 2002, incorporated by reference to Form 10-K filed by Bangor Hydro-Electric Company on ___, 2003, SEC File No. 001-10922 (to be
                    filed by amendment).

        D           Balance Sheets and Income Statements of
                    Issuing Companies Identified in Item 9 (to be filed by amendment).